UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of September 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Paris, September 6 2013. After 13 years with Veolia Environnement, Pierre-François Riolacci has chosen to take a new path in his career and will be leaving his position as Chief Financial Officer at the end of the year.

The recruitment of his successor is ongoing and will be announced in the coming weeks.

Veolia Environnement will carry on its transformation strategy, as defined and implemented for the past 18 months by Antoine Frérot, Chairman and Chief Executive Officer, and which initial impacts are fully on the charted path to recovery and profitable growth.

Antoine Frérot declared: “Pierre-François Riolacci has played an important part in the implementation of the transformation and deleveraging strategy of Veolia Environnement. I wish to thank him warmly for the work he has accomplished during his time with the Group and wish him the best for his new professional challenge”.

*****

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com

(* ) Excluding VeoliaTransdev employees and revenues currently under divestment

Contact

Laurent Obadia - Sandrine Guendoul

+ 33 1 71 75 12 52

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 9, 2013

VEOLIA ENVIRONNEMENT

By: /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer